Zarlink Adopts Shareholder Rights Plan

OTTAWA, CANADA, July 25, 2011 – Zarlink Semiconductor Inc. (TSX: ZL) today announced that, consistent with the strategic alternatives review process announced by Zarlink to enhance shareholder value, its Board of Directors has adopted a limited duration shareholder rights plan (the "Rights Plan") pursuant to a shareholder rights plan agreement entered into by Zarlink and Computershare Investor Services Inc., as rights agent. The Rights Plan is intended to allow the Board of Directors to effectively enhance shareholder value and to ensure that all shareholders are treated fairly and equally in connection with any take-over bid for Zarlink.

The Rights Plan also prevents any person from acquiring beneficial ownership of the right to vote more than 20% of Zarlink's outstanding voting shares or from entering into arrangements that have a similar effect.

In connection with the adoption of the Rights Plan, the Board of Directors authorized the issuance of one share purchase right in respect of each Zarlink common share outstanding as of the close of business on July 25, 2011 (and each voting share issued thereafter, subject to the limitations set out in the Rights Plan). Under the terms of the Rights Plan, the rights will become exercisable if, amongst other things, a person, together with its affiliates, associates and joint actors, acquires or announces an intention to commence a take-over bid to acquire Zarlink shares which, when aggregated with its current holdings, total 20% or more of Zarlink's outstanding voting shares, subject to the discretion of the Board of Directors to defer the time at which the rights become exercisable and to waive the application of the Rights Plan.

Following the acquisition of 20% or more of the outstanding Zarlink voting shares by any person (and its affiliates, associates and joint actors), each right held by a person other than the acquiring person (and its affiliates, associates and joint actors) would, upon exercise, entitle the holder to purchase Zarlink common shares at a substantial discount to their then prevailing market price.

The Rights Plan permits the acquisition of control of Zarlink through a "permitted bid" or a negotiated transaction. A permitted bid is a take-over bid which, amongst other things, is made to all holders of voting shares for all their voting shares, is open for a minimum of 75 days and is accepted by a majority of Zarlink's independent shareholders.

The Rights Plan, which is subject to Toronto Stock Exchange approval, will be filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and a complete copy will be available at www.sedar.com and www.sec.gov.

About Zarlink Semiconductor

Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.
For further information:
Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com